UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-15787

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MetLife, Inc.

200 Park Avenue

New York, New York 10166-0188

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

We have audited the accompanying Statements of Net Assets Available for Benefits of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the “Plan”) as of December 31, 2013 and 2012, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Tampa, Florida

June 18, 2014

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Statements of Net Assets Available for Benefits

(In thousands)

	As of December 31,
	2013	2012
Assets:
Participant directed investments—at estimated fair value (see Note 3)	$6,211,218	$5,594,719
Notes receivable from Participants	79,977	79,882

Total assets	6,291,195	5,674,601

Liabilities:
Accrued investment management fees	1,680	1,624

Net assets available for benefits—at estimated fair value	$6,289,515	$5,672,977

Adjustment from estimated fair value to contract value for fully benefit-responsive investment contracts	(76,826)	(215,402)

Net assets available for benefits	$6,212,689	$5,457,575

See accompanying notes to financial statements.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Statement of Changes in Net Assets Available for Benefits

(In thousands)

For the Year Ended December 31, 2013
Additions to net assets attributed to:
Contributions:
Participant	$177,116
Employer	70,656
Rollover	7,674

Total contributions	255,446

Interest income on notes receivable from Participants	2,402
Interest and dividend income	157,960
Net appreciation in estimated fair value of investments (see Note 4)	718,125

Total additions	1,133,933

Deductions from net assets attributed to:
Benefit payments to Participants	398,797
Investment management fees	12,282
Administration expenses	552

Total deductions	411,631

Net increase	722,302

Plan transfers from MetLife Bank 401(k) Plan (see Note 2)	32,812

Net assets available for benefits:
Beginning of year	5,457,575

End of year	$6,212,689

See accompanying notes to financial statements.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements

1. Description of the Plan

The following description of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates, as amended and restated (the “Plan”), is provided for general information purposes only. Employees of the Participating Affiliates (as defined below) who participate in the Plan (each such employee, a “Participant”) should refer to the Plan document for a more complete description of the Plan, including how certain terms used in these Notes are defined.

General Information

The Plan, a defined contribution plan sponsored by Metropolitan Life Insurance Company (the “Company”), is intended to comply with the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the United States Internal Revenue Code (“IRC”). The administrator of the Plan (the “Plan Administrator”) is the Company, which has delegated that duty to one of its officers. Recordkeeping services are performed for the Plan by the Plan’s “Recordkeeper,” a third party unaffiliated with the Company.

The Plan provides the following investment options through participation in various group annuity contracts (each, a “GAC”), which are Company separate account funds, and (for certain Participants) The New England Financial Accumulation Account:

Separate Account Funds	Separate Account(s)
Fixed Income Fund	Separate Accounts #78, #253, #429, #649 and The New England Financial Accumulation Account
Bond Index Fund	Separate Account #377
Balanced Index Fund	Separate Account #730
Large Cap Equity Index Fund	Separate Account #MI
Large Cap Value Index Fund	Separate Account #593
Large Cap Growth Index Fund	Separate Account #611
Mid Cap Equity Index Fund	Separate Account #612
Small Cap Equity Index Fund	Separate Account #596
International Equity Fund	Separate Account #79

Contributions to the Plan that are directed by Participants into these funds are remitted by the Participating Affiliates (as defined below) to the Plan and allocated in accordance with the elections of the Participants among each investment fund, including the separate account funds.

The Plan also offers Participants the option to invest in a fund holding primarily shares of common stock of MetLife, Inc., the Company’s parent. This fund, known as the MetLife Company Stock Fund, is held in trust by The Bank of New York Mellon Corporation (“BNY Mellon”), as trustee.

The “RGA Frozen Fund” consists primarily of shares of Reinsurance Group of America, Incorporated (“RGA”) common stock. RGA issued shares of its common stock to the Plan in an exchange offer for shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund. Participants may neither direct contributions into the RGA Frozen Fund, nor transfer balances from any other fund into that fund. Participants may make withdrawals or reallocate amounts from the RGA Frozen Fund to other available investment options under the Plan. The RGA Frozen Fund is held in trust by BNY Mellon, as trustee.

The separate account funds and the MetLife Company Stock Fund together constitute the core investment options of the Plan (“Core Funds”). To supplement the Core Funds, the Plan offers to all Participants the ability to transfer funds out of the Core Funds into a Self-Directed Account (“SDA”). The SDA functions in a manner similar to that of a personal brokerage account by providing Participants with direct access to a variety of mutual funds that are available to the general public through mutual fund families. The SDA is held in trust by BNY Mellon, as trustee.

Participants in the former New England Life Insurance Company 401(k) Plan who had amounts invested in The New England Financial Accumulation Account as of December 31, 2000 were permitted to continue their investment in such fund as a frozen Core Fund of the Plan, to the extent they have retained assets in such fund. Participants may neither direct contributions to that fund, nor transfer balances from any other fund into that fund. Participants may make withdrawals or reallocate amounts from that fund to other available investment options under the Plan. Such assets are included within the Plan’s Fixed Income Fund.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

Participation

Generally, each employee of a Participating Affiliate who is regularly scheduled to work at least 1,000 hours per year is eligible to participate in the Plan on the employee’s date of hire. Certain individuals performing services for the Participating Affiliates are not eligible, e.g., an individual classified by the Participating Affiliates as a leased employee or independent contractor, an employee participating in or eligible to participate in the New England Agents’ Deferred Compensation Plan and Trust, the New England Agents’ Retirement Plan and Trust, the New England Life Insurance Company 401(k) Savings Plan and Trust, and/or the New England Agency Employees’ Retirement Plan, an employee in certain collective bargaining units, or an individual hired by a Participating Affiliate as a cooperative student or intern. A Participant may make contributions to the Plan immediately upon eligibility.

Participant Accounts

The Recordkeeper maintains individual account balances for each Participant. Each Participant’s account is credited with contributions, charged with withdrawals, and allocated investment earnings or losses, as provided by the Plan document. A Participant is entitled to benefits that generally are equal to the Participant’s vested account balance determined in accordance with the Plan document, as described below.

The following entities comprise the Participating Affiliates as of December 31, 2013: the Company, MetLife Group, Inc., Metropolitan Property and Casualty Insurance Company, MetLife Funding, Inc., MetLife Credit Corp., MetLife Securities, Inc., MetLife Insurance Company of Connecticut and SafeGuard Health Plans, Inc., a California corporation (collectively, “Participating Affiliates”).

Contributions

Contributions consist of (i) Participant contributions and (ii) Participating Affiliate matching contributions on a portion of the Participants’ contributions (“Matching Contributions”), each as described below. Generally, each Participant is eligible for Matching Contributions as of the first day of the month following the date the Participant completes one year of service, provided that the Participant makes the minimum contributions to the Plan. A Participant may contribute from 3% to 45% of eligible compensation, as defined in the Plan, subject to the limitations described below on Highly Compensated Employees as defined below. Contributions of the Participants and Matching Contributions are credited to the Core Funds in the manner elected by the Participants and as provided by the Plan.

Under the IRC, a Participant who earned in excess of a specified dollar threshold during the preceding plan year ($115 thousand during 2012 for the 2013 Plan year) is a “Highly Compensated Employee.” A Participant who is not a Highly Compensated Employee may contribute up to 45% of eligible compensation, on a before-tax 401(k), Roth 401(k), and/or after-tax basis, subject to certain IRC and Plan-imposed limitations. Each Highly Compensated Employee may elect to make before-tax 401(k) and/or Roth 401(k) contributions up to an aggregate maximum of 10% of such employee’s eligible compensation. If such an employee makes after-tax employee contributions, the aggregate percentage of all such contributions may not exceed 13% of such employee’s eligible compensation. In addition, a Participant’s combined before-tax 401(k) and/or Roth 401(k) contributions were not permitted to exceed the IRC-imposed limitation of $17.5 thousand for the year ended December 31, 2013. Participants who are age 50 or older during the year are permitted to make additional catch-up contributions (up to $5.5 thousand for the year ended December 31, 2013) in excess of such IRC-imposed limitation.

During 2013 and 2012, each of the Participating Affiliates made a Matching Contribution equal to the sum of (i) 100% of the Participant’s contributions that did not exceed 3% of the Participant’s eligible compensation, and (ii) 50% of the Participant’s contributions that were in excess of 3% of the Participant’s eligible compensation but did not exceed 5% of the Participant’s eligible compensation. Subject to the approval of the Plan Administrator, Participants may also rollover into the Plan amounts representing distributions from eligible retirement plans such as individual retirement accounts (“IRAs”) (to the extent that the Participant did not make nondeductible contributions) or tax qualified retirement plans. A “rollover” occurs when a Participant transfers funds distributed from an eligible retirement plan into the Plan.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

Withdrawals and Distributions

A Participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a Participant’s or beneficiary’s request in connection with his or her retirement, death, or other termination of employment from a Participating Affiliate, or receipt of disability benefits for more than 24 months.

Vesting

Participant contributions vest immediately. Matching Contributions become fully vested upon the Participant’s completion of five years of service in accordance with a five-year graded vesting schedule, as well as upon the occurrence of the events triggering acceleration of vesting described below. A Participant becomes 25% vested after the completion of two years of service, and then increases his or her vested percentage by an additional 25% per year for each additional year of completed service, until the Participant is 100% vested in the Plan after five years of completed service. In addition, a Participant becomes fully vested when the Participant (i) attains age 55 while still employed by the Company or any of its affiliates, (ii) dies while still employed by the Company or any of its affiliates, (iii) terminates employment with eligibility under the MetLife Plan for Transition Assistance for Officers or the MetLife Plan for Transition Assistance (which covers non-officer level employees), or (iv) has been receiving disability benefits for more than 24 months after the date of his or her initial disability payment. For purposes of (ii) of the preceding sentence, a Participant who dies during a military leave of absence while performing qualified military service (as defined in the IRC) is fully vested at death.

Forfeited Matching Contributions

Forfeited Matching Contributions are attributable to Participants who terminate employment with the Company or its affiliates before becoming fully vested in their Matching Contributions. As of December 31, 2013 and 2012, the forfeitures totaled $538 thousand and $1,605 thousand, respectively. These amounts have been or will be used to reduce future aggregate Matching Contributions, pay certain administrative expenses, or restore previously forfeited balances of partially vested Participants who were or are re-employed. In 2013, aggregate Matching Contributions were reduced by $2,510 thousand as a result of forfeitures.

Notes Receivable from Participants

A Participant may borrow from his or her account up to a maximum of $50 thousand (reduced by the highest outstanding balance of loans in his or her defined contribution plan account(s) during the one-year period ending the day before the date a loan is to be made) or 50% of the Participant’s account balance (reduced by outstanding loans on the date of the loan), whichever is less. Such loans are secured by the balance in the Participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, as determined quarterly by the Plan Administrator. The principal of and interest on the loans are paid ratably through payroll deductions. Loan repayments are made to Core Funds in accordance with the Participant’s contribution investment allocation at the time of repayment. If Matching Contributions are withdrawn by a Participant as part of a Participant’s loan, new Matching Contributions are suspended for six months.

Plan Amendments

Effective July 16, 2013, the Plan was amended to provide for the merger of the MetLife Bank 401(k) Plan (“Bank Plan”) into the Plan. As a result of this amendment, individuals whose employment was transferred from MetLife Bank, N.A. to MetLife Group, Inc. and whose account balances were transferred into the Plan were immediately fully vested in their Plan Matching Contributions. The amendment also allowed participants in the Bank Plan to continue to repay outstanding Bank Plan loans according to the loans’ original repayment schedules. Optional forms of distribution that were available under the Bank Plan continue to be available for Bank Plan balances that were transferred into the Plan.

Effective July 1, 2013, the Plan was amended to provide that the Plan Administrator has the authority to designate a Core Fund other than the Fixed Income Fund to serve as the Plan’s default investment alternative.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

Effective July 1, 2013 the Plan was amended to provide for a new Balanced Index Fund.

Effective June 26, 2013, the Plan was amended in light of the United States Supreme Court decision in United States v. Windsor concerning the Defense of Marriage Act. The purpose of the amendment was to clarify that a spouse shall include anyone who is legally married under the laws of any state, district or territory of or within the United States or any foreign jurisdiction.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management of the Plan to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment vehicles, including insurance company general and separate accounts, mutual funds and the MetLife Company Stock Fund. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Volatility in interest rates, as well as the equity and credit markets, could materially affect the value of the Plan’s investments as reported in the accompanying financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are reported at estimated fair value. The fully benefit-responsive investments with the Company (see Note 6) are reported at estimated fair value and then adjusted to contract value as a single amount reflected separately in the Statements of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits, as it relates to these fully benefit-responsive investments, is presented on a contract value basis.

Participant directed investments are measured at estimated fair value in the Plan’s financial statements. The Plan defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition. Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring the judgment of Plan management are used to determine the fair value of assets and liabilities.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Contributions

Contributions are recognized when due. The Plan is required to return Participant contributions received during the Plan year in excess of IRC limits applicable to such contributions.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued unpaid interest. Defaulted loans are treated as deemed distributions based upon the terms of the Plan documents.

Payment of Benefits

Benefit payments to Participants are recognized when paid. Amounts allocated to accounts of Participants who have elected to withdraw from the Plan but have not yet been paid were $3,124 thousand and $2,097 thousand as of December 31, 2013 and 2012, respectively.

Plan Transfers from MetLife Bank 401(k) Plan

For the year ended December 31, 2013, Participants transferred a total of $32,812 thousand from the Bank Plan to the Plan.

Investment Management Fees

Investment management fees are paid out of the assets of the Core Funds and the RGA Frozen Fund and are recognized as expenses of the Plan. Investment management fees charged to the Plan for investments in the mutual funds held in the SDA are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees are reflected as a reduction of return on such investments. As provided in the Plan document, non-investment related expenses are paid by both the Company and the Plan.

3. Investments

The Plan’s investments were as follows:

	As of December 31,
	2013		2012
	(In thousands)
Fixed Income Fund (including The New England Financial Accumulation Account)	$3,119,962	*	$3,256,494	*
Bond Index Fund	71,121		89,035
Balanced Index Fund ***	24,343		—
Large Cap Equity Index Fund (formerly the Common Stock Index Fund)	603,109	*	459,583	*
Large Cap Value Index Fund (formerly the Value Equity Fund)	273,976		189,356
Large Cap Growth Index Fund (formerly the Equity Fund)	671,994	*	520,643	*
Mid Cap Equity Index Fund	185,206		102,896
Small Cap Equity Fund (formerly the Blended Small Company Stock Fund)	518,363	*	382,335	*
International Equity Fund	393,565	*	344,147	*
MetLife Company Stock Fund	302,110		207,640
RGA Frozen Fund	348		290
SDA	46,583		40,695
General Account Fund **	538		1,605

Total investments	$6,211,218		$5,594,719

*	Represents 5% or more of the net assets available for benefits.
**	Designed to hold Plan forfeitures.
***	New fund effective July 1, 2013.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

4. Net Appreciation in Estimated Fair Value of Investments

The Plan’s net appreciation in estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2013:

For the Year Ended December 31, 2013
(In thousands)
Separate accounts (including Fixed Income Fund)	$587,186
MetLife Company Stock Fund	124,475
RGA Frozen Fund	117
SDA	6,347

Net appreciation in estimated fair value of investments	$718,125

5. Fair Value Measurements

When developing estimated fair values, the Plan considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Plan categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market Participants would use in pricing the asset or liability.

The Fixed Income Fund is comprised of a fully benefit-responsive investment with the Company (see Note 6). Except for The New England Financial Accumulation Account, the Fixed Income Fund is backed by a portfolio of assets allocated among several separate accounts with the Company. The estimated fair value of the Fixed Income Fund (excluding The New England Financial Accumulation Account) was determined by reference to the underlying assets of the separate accounts in a manner consistent with that for the other separate accounts that constitute the Core Funds, as described below. Unit values for the separate accounts backing the Fixed Income Fund, as determined daily, represent the price at which allocated contributions and transfers are effected for purposes of determining the estimated fair value of the Fixed Income Fund (excluding The New England Financial Accumulation Account). The estimated fair value of The New England Financial Accumulation Account is calculated by discounting the contract value which is payable in ten annual installments upon termination of the underlying contract using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates.

The estimated fair value of the Plan’s interests in the Core Funds, other than the Fixed Income Fund and the MetLife Company Stock Fund, is determined by reference to the underlying assets of the respective separate accounts. The underlying assets of each respective separate account, which are principally comprised of cash investments and marketable equity and fixed income securities, reflect accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions,

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

less withdrawals, distributions, loans to Participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The estimated fair value of the underlying assets in each separate account is expressed in the form of a unit value for each respective separate account. Unit values are calculated and provided daily by the Company and represent the price at which Participant-directed contributions and transfers are effected.

The estimated fair values of the MetLife Company Stock Fund and the RGA Frozen Fund are determined by the price of MetLife, Inc. common stock and RGA common stock, respectively. Each such stock is traded on the New York Stock Exchange.

The estimated fair value of the funds held in the SDA is determined by reference to the underlying shares of the publicly available mutual funds, other than the Core Funds, held within each Participant’s respective account. Such estimated fair value is based on the net asset value published by the respective fund managers on the applicable reporting date.

Funds held in the Plan’s General Account Fund are invested through an investment contract with the Company. Amounts are stated at the aggregate amount of accumulated transfers of forfeited non-vested account balances and interest earned thereon, less withdrawals to reduce employer Matching Contributions or pay certain Plan administrative expenses, as discussed above. Interest crediting rates are reviewed for reset quarterly by the Company and interest is credited periodically in a manner consistent with the Company’s general practices for allocating such income. Accordingly, the stated carrying value approximates the estimated fair value.

For the years ended December 31, 2013 and 2012, there were no significant transfers between levels. These estimated fair values and their corresponding fair value hierarchy are summarized as follows:

		Estimated Fair Value Measurements as of December 31, 2013
	Total Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Investments in separate accounts — fixed income securities:
Separate Accounts — 78, 253, 429 & 649	$2,888,005	$—	$2,888,005	$—
The New England Financial Accumulation Account	231,957	—	231,957	—
Investments in separate accounts — equity securities:
Bond Index Fund	71,121	—	71,121	—
Balanced Index Fund *	24,343	—	24,343	—
Large Cap Equity Index Fund	603,109	—	603,109	—
Large Cap Value Index Fund	273,976	—	273,976	—
Large Cap Growth Index Fund	671,994	—	671,994	—
Mid Cap Equity Index Fund	185,206	—	185,206	—
Small Cap Equity Fund	518,363	—	518,363	—
International Equity Fund	393,565	—	393,565	—
MetLife Company Stock Fund	302,110	—	302,110	—
RGA Frozen Fund	348	—	348	—
SDA - mutual funds	46,583	46,583	—	—
General Account Fund	538	—	538	—

Total investments	$6,211,218	$46,583	$6,164,635	$—

*	New fund effective as of July 1, 2013.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

		Estimated Fair Value Measurements as of December 31, 2012
	Total Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Investments in separate accounts — fixed income securities:
Separate Accounts — 78, 253, 429 & 649	$3,012,852	$—	$3,012,852	$—
The New England Financial Accumulation Account	243,642	—	243,642	—
Investments in separate accounts — equity securities:
Bond Index Fund	89,035	—	89,035	—
Large Cap Equity Index Fund	459,583	—	459,583	—
Large Cap Value Index Fund	189,356	—	189,356	—
Large Cap Growth Index Fund	520,643	—	520,643	—
Mid Cap Equity Index Fund	102,896	—	102,896	—
Small Cap Equity Fund	382,335	—	382,335	—
International Equity Fund	344,147	—	344,147	—
MetLife Company Stock Fund	207,640	—	207,640	—
RGA Frozen Fund	290	—	290	—
SDA - mutual funds	40,695	—	40,695	—
General Account Fund	1,605	—	1,605	—

Total investments	$5,594,719	$—	$5,594,719	$—

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

6. Fully Benefit-Responsive Investments with the Company

The Plan has investments with the Company that are considered fully benefit-responsive under GAAP. Accordingly, these investments are included in the Plan’s financial statements at estimated fair value and then adjusted to contract value as a single amount reflected separately in the Statements of Net Assets Available for Benefits. Contract value represents contributions directed to the investments plus interest credited less Participant withdrawals and expenses. Participants may direct withdrawals for benefit payments and loans or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is based on a formula agreed upon by the Company and is reviewed quarterly for resetting, but may not be less than zero.

Assets held in these investments, except for The New England Financial Accumulation Account, are invested in various separate accounts. The contract value for these investments is determined using the annual crediting rate irrespective of the actual performance of the underlying separate account. The crediting interest rate for Plan Participants and average yield for these investments with the Company was 3.16% and 3.63% for the years ended December 31, 2013 and 2012, respectively. The contract value was $2,804,464 thousand and $2,802,335 thousand as of December 31, 2013 and 2012, respectively. The estimated fair market value of the separate accounts underlying the contract value of these investments, as described in Note 5, was $2,888,005 thousand and $3,012,852 thousand as of December 31, 2013 and 2012, respectively. Upon termination of one of these investments by the Plan, proceeds would be paid to the Plan, for the benefit of the Participants, at the greater of the contract value or the estimated fair market value.

Assets held in The New England Financial Accumulation Account are invested in the general account of the Company. Accordingly, no quoted market valuation is readily available. The crediting interest rate for Participants and average yield for The New England Financial Accumulation Account was 4.70% and 5.10% for the years ended December 31, 2013 and 2012, respectively. This account had a contract value of $238,672 thousand and $238,758 thousand as of December 31, 2013 and 2012, respectively. The estimated fair market value of this account was $231,957 thousand and $243,642 thousand as of December 31, 2013 and 2012, respectively. The estimated fair market value is presented for measurement and disclosure purposes. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the Participants at the contract value determined on the date of termination in ten equal annual installments plus additional interest credited.

The fully benefit-responsive investments have certain restrictions. For example, a partial Plan termination or meaningful divestitures are events that could result in such restrictions that may affect the ability of the Plan to collect the contract value. Plan management believes that the occurrence of events that would cause the Plan to enter into transactions at less than contract value is not probable. The Company may not terminate the contract at any amount less than the contract value.

While the Plan Administrator may do so at any time, the Company does not currently intend to terminate any of the contracts underlying these investments. There are no reserves against the reported contract value for credit risk of the Company, as the issuer of the contracts that constitute these fully benefit-responsive investments.

7. Related Party Transactions

Related party transactions between the Plan and the Company qualify as party-in-interest transactions as that term is defined under ERISA. Certain Plan investments include separate accounts managed by the Company. Excluding the Fixed Income Fund, the balance of these investments was $2,741,675 thousand and $2,087,995 thousand as of December 31, 2013 and 2012, respectively. Total net appreciation, including realized and unrealized gains and losses, for these investments was $587,184 thousand for the year ended December 31, 2013. During the year ended December 31, 2013, the Company received $4,232 thousand from the Plan for investment management fees.

Plan investments in the Fixed Income Fund, except for The New England Financial Accumulation Account, include separate accounts underlying these investments with the Company (see Note 6) which are also managed by the Company. The estimated fair value of these investments was $ 2,888,005 thousand and $3,012,852 thousand as of December 31, 2013 and 2012, respectively. Total investment income was $95,352 thousand for the year ended December 31, 2013. During the year ended December 31, 2013, the Company received investment management fees of $7,642 thousand from these separate accounts.

Plan investments also include The New England Financial Accumulation Account which is also managed by the Company. The estimated fair value of this investment was $231,957 thousand and $243,642 thousand as of December 31, 2013 and 2012, respectively. Total investment income was $11,012 thousand for the year ended December 31, 2013.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

As of December 31, 2013 and 2012, the Plan held 5,600,631 and 6,296,440 shares, respectively, of common stock of MetLife, Inc. in the MetLife Company Stock Fund with a cost basis of $201,506 thousand and $224,448 thousand, respectively. During the year ended December 31, 2013, the Plan recorded dividend income on MetLife, Inc. common stock of $5,950 thousand.

Certain Participants, who are also employees of the Participating Affiliates, perform services for the Plan. As permitted under the plan, certain Participating Affiliates charge the plan for a portion of the direct expenses incurred by such Participating Affiliates for the employees who provide services for the plan.

The Plan issues loans to Participants that are secured by the vested balances in the Participants’ accounts.

8. Termination of the Plan

The Company reserves the right to amend, modify or terminate the Plan at any time. Each of the Participating Affiliates (with respect to its respective employees) has the right to discontinue their participation in the Plan. In the event of a termination, each Participant employed by a terminating Participating Affiliate would be fully vested in Matching Contributions made to the Plan and would generally have a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.

9. Federal Income Tax Status

The IRS has determined and informed the Company by letter dated September 16, 2013 that the terms of the Plan document satisfy the applicable requirements of the IRC. The Plan has been amended since receiving such determination letter. The Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the IRC and the Plan document, and continues to be tax-exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2013.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS and/or the Department of Labor; however, there are currently no audits of the Plan in progress. The Plan Administrator believes the Plan is no longer subject to examinations for years prior to 2010.

10. Subsequent Events

The Plan Administrator has the authority to amend the Plan without approval of the Company’s Board of Directors, provided that such an amendment does not increase or decrease the annual cost of Plan benefits by more than a specified maximum amount. Effective as of January 1, 2014, the Plan was amended to increase that specified maximum from $10 million to $25 million.

The Company currently intends to merge two defined contribution plans currently sponsored by its subsidiary, New England Life Insurance Company (the New England Life Insurance Company 401(k) Savings Plan and Trust and the New England Life Insurance Company Agents’ Deferred Compensation Plan and Trust), into the Plan by January 1, 2015. In such a case, the Plan would receive the assets and assume the liabilities of the merged plans.

11. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500, Schedule H, Part I, Line 1l, Asset and Liability Statement, as of December 31, 2013 and 2012:

	As of December 31,
	2013	2012
	(In thousands)
Net assets available for benefits per the financial statements	$6,212,689	$5,457,575
Benefits payable	(3,124)	(2,097)
Certain deemed distributions of Participant loans	(2,700)	(3,132)

Net assets per Form 5500, Schedule H, Part I, Line 1l	$6,206,865	$5,452,346

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Concluded)

The following is a reconciliation of increase in net assets per the financial statements to net gain per Form 5500, Schedule H, Part II, Line 2k, Income and Expense Statement, for the year ended December 31, 2013:

For the Year Ended December 31, 2013
(In thousands)
Increase in net assets per the financial statements	$722,302
Benefits payable as of December 31, 2013	(3,124)
Benefits payable as of December 31, 2012	2,097
Current year cumulative deemed distributions	(2,700)
Prior year cumulative deemed distributions	3,132

Net income per Form 5500, Schedule H, Part II, Line 2k	$721,707

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)

As of December 31, 2013

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
				(In thousands)
*	Metropolitan Life Insurance Company	Fully Benefit-Responsive Investments **:
		GAC #11557 — SA 78	***	$506,000
		GAC #24888 — SA 253	***	499,007
		GAC #28894 — SA 429	***	1,164,545
		GAC #32359 — SA 649	***	718,453
		GAC #25767 (The New England Financial Accumulation Account)	***	231,957

		Total assets in fully benefit-responsive investments — Fixed Income Fund		3,119,962

*	Metropolitan Life Insurance Company	Separate Account Funds:
		Bond Index Fund — 377 (GAC #32100)	***	71,121
		Balanced Index Fund — 730 (GAC #32907)	***	24,343
		Large Cap Equity Index Fund — MI (GAC #8550)	***	603,109
		Large Cap Value Index Fund — 593 (GAC #29958)	***	273,976
		Large Cap Growth Index Fund — 611 (GAC #32098)	***	671,994
		Mid Cap Equity Index Fund — 612 (GAC #32099)	***	185,206
		Small Cap Equity Fund — 596 (GAC #29962)	***	518,363
		International Equity Fund — 79 (GAC #8550)	***	393,565

		Total assets held for investment in separate account funds		2,741,677

*	Metropolitan Life Insurance Company Various Participants	MetLife Company Stock Fund	***	302,110

		RGA Frozen Fund	***	348

		SDA (GAC #25767)	***	46,583

*	Metropolitan Life Insurance Company	General Account Fund — Forfeiture Account	***	538

		Participant-directed investments **		6,211,218

*	Various Participants	Participant loans (maturing through 2029 with interest rates from 3.25% To 10.25%)	***	79,977

		Adjustment from estimated fair value to contract value for fully benefit-responsive investment contracts		(76,826)

		Assets available for benefits		$6,214,369

*	The Company is a party-in-interest that is permitted to engage in these transactions.
**	Value at estimated fair value.
***	Cost has been omitted with respect to Participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates

By:	/s/ Mark J. Davis
	Name:	Mark J. Davis
	Title:	Plan Administrator

Date: June 18, 2014

EXHIBIT INDEX

Exhibit Number	Exhibit Name

23.1	Consent of Independent Registered Public Accounting Firm